12g# 82-4410

SUPPL

BCSC

British Col [redacted]

03007251

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(Previously Form 61)

SEC MAIL RECEIVED PROCESSING
MAR 1 0 2003
WASH. D.C. 187 SECTION

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
MAXIMUS VENTURES LTD.	02	12	31	03	02	27

ISSUER ADDRESS
Suite 408 – 837 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	British Columbia	V6C 3N6	604/685-6493	604/685-6851

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Barbara Dunfield	President	604/685-6851

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
B. Dunfield	Barbara Dunfield	03	02	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
	Ian Rozier	03	02	27

FIN51-901F Rev.2000/12/19

PROCESSED
MAR 1 9 2003
THOMSON FINANCIAL

3/13

MAXIMUS VENTURES LTD.

CONSOLIDATED QUARTERLY REPORT

DECEMBER 31, 2002

MAXIMUS VENTURES LTD.
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit)

	Dec. 31, 2002	Sept. 30, 2002
ASSETS		
Current		
Cash	$ 6,956	$ 29,315
Accounts Receivable	95	3,288
Due From Related Parties	46,427	50,597
Prepaid Expenses	14,445	14,445
Total Current Assets	67,923	97,645
Capital Assets	16,998	18,375
	$ 84,921	$ 116,020
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts Payable and Accrued Liabilities	$ 108,778	$ 94,321
Current Portion of Capital Lease	33,018	34,102
	141,796	128,423
Shareholders' Equity		
Capital Stock – Authorized – 100,000,000 n.p.v. shares		
– Issued – 2,556,966 n.p.v. shares	23,751,854	23,751,854
Deficit	(23,808,729)	(23,764,257)
	(56,875)	(12,403)
	$ 84,921	$ 116,020

On behalf of the Board:

Signed: Director
Ian Rozier

Signed: Director
Barbara Dunfield

MAXIMUS VENTURES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management without Audit)

	Three Month Period Ended Dec. 31, 2002	Three Month Period Ended Dec. 31, 2001
EXPENSES		
Accounting	$ 600	$ 1,975
Administrative Expenses	-	4,750
Consulting Fees	28,500	18,000
Corporation Capital Tax	-	2,500
Currency Exchange Loss (Gain)	2	594
Depreciation	1,377	3,637
Investor Relations	25	4,535
Legal	-	298
Management Fees	7,500	18,250
Office and Miscellaneous	806	7,504
Regulatory Fees	-	107
Rent and Telephone	4,500	14,242
Transfer Agent Fees	1,067	960
Travel and Automotive	132	9,727
	44,509	87,079
OTHER ITEMS		
Interest & other Income	(37)	(811)
Loss for the Period	44,472	86,268
Deficit, Beginning of Period	23,764,257	23,510,264
Deficit, End of Period	$ 23,808,729	$ 23,596,532
Loss Per Share for the Period	$ 0.02	$ 0.00

MAXIMUS VENTURES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Prepared by Management without Audit)

	Three Month Period Ended Dec. 31, 2002	Three Month Period Ended Dec. 31, 2001
CASH PROVIDED BY (APPLIED TO):		
OPERATING ACTIVITIES		
Loss for the Period	$ (44,472)	$ (86,268)
Item Not Affecting Cash:		
Depreciation	1,377	3,637
Net Change in Non-Cash Working Capital Items	20,736	(4,080)
	22,359	(86,711)
INVESTING ACTIVITIES		
Capital Lease Obligation	-	(761)
Change in Cash During the Period	(23,359)	(87,472)
Cash Position, Beginning of Period	29,315	312,372
Cash Position, End of Period	$ 6,956	$ 224,900

MAXIMUS VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

1. Nature and Continuance of Operations
   The Company's name was changed from Essex Resource Corporation to Maximus Ventures Ltd. and commenced trading on the TSX Venture Exchange under the new symbol MXV on April 8, 2002.

2. Significant Accounting Policies

   This Consolidated Quarterly Report has been prepared with accounting practices consistent with the accounting practices of the Audited Annual Financial Statements.

MAXIMUS VENTURES LTD.
QUARTERLY REPORT DECEMBER 31, 2002
(Prepared by Management without Audit)
SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

   For information on administrative expenditures and deferred exploration, refer to Schedule A.

   Related Party Transactions:

   a) Management fees of $7,500 were paid to a company controlled by a director of the Company.

   b) Consulting fees of $28,500 were paid to companies controlled by directors of the Company.

   c) Rent of $4,500 was paid to a company controlled by a director of the Company.

2. For the Fiscal Year to Date:

   a) Securities Issued: Nil

   b) Options Granted: Nil

3. As at December 31, 2002:

   a) Authorized Capital: 100,000,000 common shares without par value.
      Issued Capital: 2,556,966 common shares for $23,751,854.

   b) Options Outstanding: Nil

   c) Total number of shares in escrow or subject to a pooling agreement: Nil

   d) List of Directors & Officers:
      Ian T. Rozier, Chairman & Director
      Barbara E. Dunfield, President, Secretary & Director
      Douglas B. Hyndman, Director
      Paul A. Ray, Director
      James Robertson, Director

MAXIMUS VENTURES LTD.
QUARTERLY REPORT DECEMBER 31, 2002
(Prepared by Management without Audit)
SCHEDULE C

Management Discussion and Analysis:

On January 15, 2003 the Company announced that it had entered into an agreement with Cardero Resource Corp ("Cardero") whereby the Company can earn an 80% interest in and to the Condor Yacu gold property in Argentina.

Condor Yacu is located approximately 125km southwest of Salta in Catamarca Province in northwestern Argentina. The area is characterized by a high plateau with elevations generally around 4000 metres in moderately rugged terrain with sparse vegetation and dry climate. Exploration can be carried out year round.

The Condor Yacu property is located near the intersection of the north-south trending Diabillos-Cerro Galan fault zone, a regional shear zone, and the northwest trending Cerro Ratones Lineament. Associated hydrothermal activity at the intersection of these two major features near Condor Yacu is thought to have led to the gold-silver-copper mineralization at the property encountered in drilling in July 2001, when Cardero completed a preliminary diamond drill program in the North Zone. As reported by Cardero this drilling and assaying returned values of 13.77 g/t gold and 81.6 g/t silver over 21.64m in hole CY-01-01, 18.03 g/t gold and 115.3 g/t silver over 76.39m in hole CY-01-01A, and 14.85 g/t gold and 146.6 g/t silver over 14.33m in hole CY-01-02. These values occur in a mineralized structure up to 10m in width that strikes north-south and dips vertically. In the South Zone, one hole (CY-02-05) returned values averaging 14.6 g/t gold and 129.31 g/t silver over an estimated true width of 11.42m. Hole CY-02-06 intersected the same structure at a depth of 130m and returned an average grade of 18.74 g/t gold and 129.73 g/t silver over an estimated true width of 1.9m.

The Company proposes to conduct a diamond drill program in 2003 in order to further evaluate the width of the structure and grade of gold mineralization between surface and 130m depth, to investigate the extent of the structure along strike, and to evaluate the potential for additional mineralized zones.

In order to acquire the 80% interest in Condor Yacu the Company has agreed to the following terms and conditions that cover both underlying payments and exploration expenditures.

- The Company will reimburse Cardero US$70,000 within 30 days of completion.
- The Company will incur further exploration expenditures of not less than US$130,000 within 12 months of completion (i.e. Year 1).
- The Company will incur further expenditures of not less than US$400,000 within 24 months of completion (i.e. Year 2)
- The Company will incur further expenditures of not less than US$500,000 within 36 months of completion (i.e. Year 3)
- The Company will incur further expenditures of not less than US$900,000 within 48 months of completion (i.e. Year 4)
- Completion (being defined as acceptance of this acquisition/transaction by the TSX Venture Exchange) must occur on or before February 28th, 2003.

A finders' fee for this acquisition is payable in accordance with TSX rules governing such transactions.

The proposed acquisition of the 80% interest in Condor Yacu is part of the Company's reactivation plan. The Company has 2,556,966 shares issued and outstanding. Completion of a financing announced on December 20th, 2002 to raise $255,000 would result in 4,256,966 shares issued and outstanding.

On January 30, 2003 the Company announced, subject to Regulatory Approval, that it had arranged a non-brokered private placement for 5 million units at $0.40 per unit to raise $2,000,000. Each unit will consist of one common share and one share purchase warrant that entitles the holder to purchase one additional share for $0.45 for a period of two years. Finders' fees on $780,000 (or 39%) of the Private Placement are payable in accordance with the TSX Venture Exchange (the "Exchange") rules governing such transactions. There are no other bonuses, finders' fees or commissions payable in connection with the balance of the Private Placement.

Proceeds from the Private Placement will be used for property payments and to conduct diamond drill programs in 2003 on the Condor Yacu gold project in Argentina. The Company retained an independent geological consultant ("QP") to inspect the property, conduct due diligence including check assaying, and to prepare a technical report that meets Instrument 43.101 requirements for Exchange Approval.

The Private Placement provides the Company with funds necessary to meet its obligations under the terms of the acquisition agreement of an 80% interest in Condor Yacu from Cardero Resource Corp, and with sufficient capital to finance the work program as recommended by the QP, and to meet the financial requirements in accordance with TSX Venture Exchange Reactivation Policy 2.6 (4.3(d)). The Company is working with the Exchange to meet all these requirements and is confident that this will be achieved.

Liquidity and Cash Reserves:

At December 31, 2002, the Company had cash reserves of $6,956 compared to $29,315 at September 30, 2002. Accounts payable and accrued liabilities increased to $141,796 from $128,423. The balance of the capital lease ($33,018) is now due within one year.

Investor Relations:

The Company has no formal agreement in this regard with outside sources, although it has participated in various forms of investor relations internally and by providing Internet information to investors.

Subsequent Events:

1. On December 20, 2002 the Company announced subject to Regulatory Approval a non-brokered private placement of 1,700,000 units at $0.15/unit to raise $255,000. Each unit consists of one common share and one share warrant entitling the holder to purchase an additional share for two years at $0.20 per share.

2. On January 15, 2003 the Company announced that it has entered into an agreement with Cardero Resource Corp. whereby the Company can earn an 80% interest in and to the Condor Yacu gold property in Catamarco Province, Argentina. To earn its interest, the Company will reimburse Cardero US$70,000 within 30 days of completion, will incur exploration expenditures of not less than US$130,000 within 12 months of completion, a further US$400,000 within 24 months, a further US$500,000 within 36 months and a further US$900,000 within 48 months. Completion is subject to the TSX Venture Exchange and must occur in or before February 28, 2003.

3. On January 30, 2003 the Company announced a non-brokered private placement for 5 million units at $0.40/unit to raise $2,000,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share for $0.45 for a period of two years and is subject to Regulatory Approval.

4. On February 11, 2003 the Company announced the resignation of Mr. James Robertson as a Director of the Company.

Legal Proceedings: None

Respectively submitted on behalf of the Board of Directors of
MAXIMUS VENTURES LTD.

Signed: ______________________

Barbara Dunfield, President